Mail Stop 3561
            							April 27, 2006

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina  29732

Re:  	ESE Corporation
      Registration Statement on Form SB-2
      Amendment No. 2 filed March 30, 2006
      File No. 333-128110

Dear Mr. Armstrong:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment one from our letter of
February 6, 2006 and we reissue the comment.  Section (a)(2) of
Rule
419 defines a blank check company as a company that is issuing penny
stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company
or
companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize
....
offerings for attempts to create the appearance that the
registrant
.... has a specific business plan, in an effort to avoid the application of Rule 419."  See Security Act Release No. 33-6932
(April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to establish a coffee shop. Your disclosure shows that you generally have no assets other than cash of $1,053 as of November
30, 2005, no revenues, no operations, no "coffee shop," no contracts regarding the company`s proposed products, services or equipment, and no employees or officers with relevant experience. The officers of the company will only devote four hours a week to the company.
The
only expenses thus far appear to be in relation to the company`s formation and raising capital. We note that the estimated expenses for this offering are $35,000. It appears that the company will incur significant costs over the next twelve months to open the coffee shop and to meets its obligations as a public reporting company. We note that the company is not raising any capital in this offering. It is appears from your disclosure that the company will not be able to implement a business plan based on the amount of its current cash position. It is unclear if and how the company will raise additional capital. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. We offer the following comments to help you revise your disclosure.
2. We reissue in part our prior comment 21. Update, wherever appropriate, your lease arrangement. We note that the "Lease of Businesses Premises" filed on EDGAR provides that the lessor, ESE Corporation, shall lease to lessee, Christine Root, the commercial property described in the agreement. Please describe ESE Corporation`s ownership of the property and explain why the lease is relevant if ESE Corporation is leasing the property to Christine Root. If the property is the ESE Corporation`s site location why then is the company leasing this property to someone else? Please explain and revise the disclosure throughout the prospectus as necessary.
3. We note your response to our prior comment 6 and we reissue in part our prior comment. We note your response that "[t]he cost of the private placement has been paid," however our comment specifically referred to the $35,000 offering cost of this offering.
In the MD&A section, please explain in detail the amount of the offering costs of this offering that have been paid thus far. If the company has not paid the offering costs or a portion of the offering costs, please disclose the unpaid amount and explain how the company will pay such costs in light of the company`s current cash position.
We note that the company`s balance sheet as of November 30, 2005 reflected that the company had cash of $1,053. In addition, please disclose how paying the offering costs will affect the company`s ability to fund the company`s plan of operation. Will the company pay the offering costs before it pays the expenses to implement the plan of operation? Please explain.
4. In the plan of operations, please explain the company`s reasons to pay $35,000 to register a resale offering and to take on the additional expense of being a public reporting company, when the company apparently lacks funding to begin operations. Also, in the plan of operations, please explain the additional expenses, including the amounts, for the company during the next twelve months if the company becomes a public reporting company.
5. We note your response to our prior comment 9 that "[f]urther we have disclosed that our officers and directors will advance money to us on an as needed basis. If they are unwilling to advance money, we will have to start a second private placement or borrow money from unrelated third parties." Please disclose whether the officers and directors will loan the necessary funds to the company in order for the company to open the company shop. Please clearly disclose the amount of funding necessary to open the coffee shop and whether the officers will loan the company this amount of funds. If they will not loan the company the amount necessary to open the coffee shop, please disclose the amount of funds that the officers and directors will loan to the company and how the company expects to obtain the additional funding necessary to open the coffee shop.

Summary of our Offering, page 5

Our Business, page 5
6. We note the statement that "[w]e have not opened to the public for business as yet, and do not anticipate opening for business until we raise more money." Please explain why the company cannot open until it raises additional capital. Also, describe in detail in the plan of operation section, the company`s plan to raise additional capital.

Risk Factors, page 6
7. In risk factor four, we note the disclosure that "[w]e will have to raise the capital, possibly through the issuance of long-term or short-term indebtedness." In the MD&A section, please explain in detail the company`s plan to possibly raise capital through the issuance of long-term or short-term indebtedness.

8. We note the disclosure in risk factor nine that "[b]ecause our officers and directors do not have prior experience in financial accounting and the preparation of reports under the Securities Act of
1934 [sic], we may have to hire additional experienced personnel to
assist us with the preparation thereof."  Please describe in detail,
in the plan of operation section, the number of persons the
company
expects to hire to prepare the reports, the costs of hiring the additional personnel to assist the company with these reports, how the company expects to obtain the funds necessary to pay the additional personnel for their services and when the company expects to hire the additional personnel. Please indicate whether the additional personnel will be considered employees of the company and whether they will be full-time or part-time. If the additional personnel are employees of the company, please disclose the location from where they will perform their services for the company.
9. We note your disclosure in risk factor 10 and your response to our
prior comment 10 that "[d]isclosure has been provided that we will not hire persons to assist with accounting or the preparation of
reports until December 2006."   We were unable to locate this
disclosure in the prospectus. Please describe in detail, in the plan of operation section, how the company will be able to meet its reporting obligations during the next 12 months if the company is unable to hire persons to assist with the accounting or the preparation of reports until December 2006.

Business, page 13

Site Selection and Store Design, page 13
10. Please describe the repairs that have been completed to date.

Government Regulations, page 16
11. We reissue in part our prior comment 33. Please provide the information required by Items 101(b)(8), (9) and (11) of Regulation
S-B. Please describe the regulations, the process in obtaining the licenses and from whom the company will obtain the licenses. In the milestones in plan of operation section, please include the time-frame and costs in obtaining the licenses.

Employees, page 17
12. In the milestones in the plan of operation section, please include the costs of hiring the four persons as part-time employees.




Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation, page 17

Plan of Operation, page 17
13. The balance sheet reflects $1,053 in cash as of November 30, 2005. However in "Plan of Operations" you state you believe your funds will last three months and you provide detail for $14,670 in future costs. Please revise to state if you have received any additional funds subsequent to November 30, 2005 and if so provide the details of the financial arrangement. If you have not received any additional financing, revise your disclosure on page 17 to clarify the nature of your disclosures detailing $14,670 in "future costs."
14. Throughout the document you provide various time frames for how long your current funds will last. For example, in the fourth paragraph on page 19 and in the fourth paragraph on page 17, you state the remains from your private placement will last at least one year. However in the first paragraph of page 19, you state you will need additional capital to operate during the next twelve months and in the second to last paragraph on page 17, you state the "foregoing funds" (of $14,670) will last three months. Also, on page F-8 you state you will need an estimated $25,000 to continue operations through the next fiscal year. Please revise to provide consistent disclosure throughout the document.
15. We note the statement that "[o]ur only other source for cash at this time is investment by others." Please reconcile this statement with disclosure that "[w]e will have to rely on loans from our officers and directors until we open to the public."
16. We note your statement that "[w]e raised $24, 953.49 gross proceeds through a private placement ... We intend to your use [sic] the proceeds from private placement offering to pay future costs as follows." You then list the following Marketing and advertising $500,
Leasing space, Repairs and Equipment $7,245, Salaries $1000, Equipment $1,500, Working Capital $4,425." Please disclose whether the funds from the private placement in July 2005 were intended for the described items. Also disclose the intended purpose for the funds raised in the private placement. We note that as of November 30, 2005 the company had cash of $1,053. Please describe in detail how the funds from the private placement have been spent.
17. We note the statement that "[w]e will have to rely on loans from our officers and directors until we open to the public." Please clearly indicate whether officers and directors will loan the company the necessary funds to open the coffee shop.

18. We note the statement that "[w]e believe our monthly lease costs will be $1,500 and the costs of stocking our inventory will be $675,000." Please reconcile this with the disclosure that the company pays $50 a month for leasing the premises and with milestone one that "[w]e believe it will cost $3,500 to equip our coffee shop and acquire our initial inventory of coffee."
19. We note the disclosure that "[e]stablishing our coffee shop will take 90 to 120 days." We note this disclosure was in the company`s registration statement that was filed in September 2005. Please update this section and specifically disclose when the coffee shop will be established or open to the public for business. The company should clearly indicate all the steps necessary for the company to take in order for it to open the coffee shop, including the amount and source of funding, and when these steps will be accomplished.
20. In milestone one, please disclose how the company will obtain the
$2,500 to complete the refurbishing of the commercial space and when the company expects to obtain the funding and to complete the refurbishing.
21. In milestone one, please disclose how the company will obtain the
$3,500 to equip the coffee shop and acquire its initial inventory. Also disclose when the company expects to obtain the $3,500 to equip the coffee shop and acquire its initial inventory and when the company will obtain the equipment and initial inventory.
22. In milestone two, please describe how the company will pay the $500 to run the ad in the newspaper.
23. We note the statement in milestone three that "[w]e hope to open our coffee shop by December 31, 2006." Please disclose why the company chose this date.
24. We note the statement that "[o]ur officers and directors have agreed to advance money to us until we begin operations. If they become unwilling or unable to do so, we will have to raise money through a second private placement or through loans." Please clearly disclose whether the officers and directors will loan the company all of the funds necessary to complete the milestones and steps necessary to open the coffee shop, including any additional employees. Please provide a total of these costs. Please also disclose the total amount of all of the expenses that the company will incur over the next twelve months including additional offering costs and hiring additional personnel, such as those needed to assist the company in preparing reports. Please disclose whether the officers and directors will loan the company all of the funds necessary for the company to pay these expenses. Also disclose the total amount of these expenses during the next twelve months.


Liquidity and Capital Resources, page 19
25. We note your response to our prior comment 45 and we reissue the comment. In your response you state that ""[d]isclosure has been provided that the Company plans to raise additional capital during the next twelve months." We were unable to find disclosure that specifically states that the company will raise additional capital during the next twelve months. Please discuss whether the company will raise additional funds in the next twelve months. See Item 303(a)(1)(i) of Regulation S-B. Note that the company should take into account the company`s plan of operation and the costs of this offering.
26. In risk factor 4 on page 7, you state you have exhausted the proceeds from your private placement. In the first paragraph under
"Liquidity and Capital Resources" on page 19, you state you have spent $10,032 from your private placement (thus implying you have $14,921 remaining). Please reconcile these statements and revise the document as needed.
27. We note the statement that as of November 30, 2005 our total assets were $9,902 and our total liabilities were $1,972." Please describe the assets, including the company`s current cash position and describe the liabilities.
28. We note the statement that "[w]e do not expect significant changes in the number of employees." Please reconcile this disclosure with the disclosure on page 16 that the company`s anticipates hiring a total of four persons as part-time employees. Results of Operations, page 20
29. We reissue our prior comment 46. Please describe in detail the company`s expenses to date.

Principal Shareholders, page 23
30. Please include the shares owned by Stacy Armstrong with the shares beneficially owned by Christopher Armstrong. Note that a person is regarded as the beneficial owner of securities held in the name of a spouse or minor child. See SEC Release No. 33-4819. Please also revise the selling shareholder section accordingly.
31. We reissue our prior comment 50. Please update the information in this section.




* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.


Sincerely,




John Reynolds

Assistant Director


cc:   Conrad Lysiak, Esq.
        Fax: (509) 747-1770

Christopher M. Armstrong
ESE Corporation
April 27, 2006
Page 1